UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of Israel Chemicals Ltd. filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement, dated December 26, 2019

Item 1

ISRAEL CHEMICALS LTD.

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Israel Chemicals Ltd. (the “Company”) will be held on January 30, 2020, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel, for the following purposes:

(1)	Approval of the Company's engagement in directors' and officers' insurance policies, as a framework transaction, for a period of three years starting February 1, 2020, including the allocation of premiums between the Company and Israel Corporation Ltd.

Shareholders of record at the close of business on January 2, 2020 (the “Record Date”) are entitled to participate in, and to vote at, the Meeting and any adjournments or postponements thereof. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly, no later than the Cut-Off Date (as defined below) in the pre-addressed envelope provided. No postage is required if mailed in the United States.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority ("ISA")) to the offices of the Company not less than 4 hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Aya Landman, Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system up to 6 hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

If your shares are held in a stock brokerage account or by a bank or other holder of record (other than through a member of the TASE), you are considered the beneficial owner of shares held in “street name.” The street name holder of record will provide you with instructions that you must follow in order to have your shares voted.

By Order of the Board of Directors, Aya Landman, Adv. ICL Corporate Secretary

Dated: December 26, 2019

ISRAEL CHEMICALS LTD.

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of Israel Chemicals Ltd. (the “Company” or "ICL") in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or “Board”) of proxies for use at the Extraordinary General Meeting of Shareholders (the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of the Extraordinary General Meeting of Shareholders. The Meeting will be held on January 30, 2020, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1)	Approval of the Company's engagement in directors' and officers' insurance policies, as a framework transaction, for a period of three years starting February 1, 2020, including the allocation of premiums between the Company and Israel Corporation Ltd.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters. As more fully described in this Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than December 31, 2019.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated specifically on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as recommended by the Board. To be valid, a proxy must be properly executed and received by the Company no less than four hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“MAGNA” and “ISA”, respectively) to the offices of the Company no less than 4 hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Aya Landman, Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to 6 hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received by the Company at least 48 hours before the Meeting, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” or “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on January 2, 2020 (the “Record Date”) will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about December 31, 2019 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On December 24, 2019, 1,304,940,778 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate more than 50% of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time scheduled for the Meeting, a quorum is not present, the Meeting shall be adjourned at the same day in the following week, at the same time and place. If a quorum is not present within half an hour from the time scheduled for the adjourned meeting, then two shareholders with voting rights, who collectively hold at least one-third of the Company’s issued share capital, who are present, in person or by proxy, shall constitute a quorum and be permitted to discuss and decide on the issues for which the Meeting was convened.

Joint holders of Ordinary Shares should take note that, pursuant to Article 75 of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Shareholders Register.

PRINCIPAL ORDINARY SHAREHOLDERS

        The following table presents as of December 24, 2019 (unless otherwise noted below) the beneficial ownership of our Ordinary Shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percentage
Israel Corporation Ltd.(2)	587,178,761	45.86%

(1)	The percentages shown are based on 1,280,350,942 Ordinary Shares issued and outstanding as of December 24, 2019 (after excluding shares held by us or our subsidiaries).

(2)	Our controlling shareholder is Israel Corporation Ltd. (“Israel Corp.“), a public company listed on the TASE. Based on the information we received from Israel Corp., Millennium Investments Elad Ltd. (“Millennium”) and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corp. for purposes of the Israeli Securities Law (each of Millennium and Mr. Ofer hold shares in Israel Corp. directly, and Mr. Ofer serves as a director of Millennium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millennium, as detailed below). A discretionary trust in which Mr. Idan Ofer is the beneficiary, indirectly holds 80% of the economic interest in Millennium, which holds approx. 46.94% of the issued and outstanding shares of Israel Corp. The foregoing discretionary trust, also indirectly holds an additional approx. 0.74% of the issued and outstanding shares of Israel Corp. A second discretionary trust in which Mr. Ofer is the beneficiary, controls 50% of the ordinary share capital of XT Holdings Ltd., which indirectly holds 20% of the economic interest in Millennium. Mr. Ofer also holds directly approx. 3.85% of the issued and outstanding shares of Israel Corp. Each of the foregoing persons disclaims beneficial ownership of any securities of ICL held by Israel Corp., except to the extent of its pecuniary interest therein, if any. As previously reported, Israel Corp. entered into certain forward sale agreement with respect to certain amount of Ordinary Shares. Based on the information provided by Israel Corp., as of the date hereof settlement of such forward agreements was finalized, and Israel Corp. did not regain voting rights and dispositive power with respect to the Ordinary Shares that were subject to such forward agreements ("physical settlement"). Even though Israel Corp. has less than 50% of our Ordinary Shares, it still has a major impact on the Meeting and will de facto have the power to appoint directors and have a strong influence upon the composition of our Board of Directors.

PROPOSAL

EXECUTIVE COMPENSATION

For information regarding compensation paid to our five highest compensated officers in 2018, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our 2018 Annual Report on Form 20-F which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 27, 2019.

Item 1 – Approval of the Company's engagement in directors and officers insurance policies, as a framework transaction, for a period of three years starting February 1, 2020, including the allocation of premiums between the Company and Israel Corporation Ltd.

In May 2014, the Company's shareholders approved a 3 year framework transaction, as defined in Regulation 1(3) of the Companies Regulations (Easements in Transactions with Interested Parties) – 2000 (the "Companies Regulations (Easements)"), valid from the date of listing the Company's shares on the NYSE (i.e., September 2014), for the purchase of an insurance policy for a two-tier coverage of directors' and officers' liability ("D&O Insurance"). In September 2017, the Company's shareholders approved a new framework transaction which enables the company to purchase insurance policies for a two-tier coverage of directors' and officers' liability, including a joint primary tier with Israel Corp., for a period of three years starting September 1, 2017 (the "Previous Insurance Framework Transaction"). For additional information regarding the Previous Insurance Framework Transaction, please see the Company's proxy statement filed on June 27, 2017 (Reference number 2017-02-065970).

In accordance with the Previous Insurance Framework Transaction and with the Company's Compensation Policy, the Company renewed its D&O insurance policy from time to time.

The Company's current D&O insurance policy for 2019, as was extended by the approval of the Company's authorized organs until January 31, 2020, includes a liability limit of US$225 million for both tiers; the limit is per event and in the aggregate. Out of the US$225 million, US$20 million are a joint primary tier with Israel Corp. and the premium for the joint tier is allocated between the companies in the ratio of 80% to ICL and 20% to Israel Corp. The remaining limit (US$205 million) is a separate limit for ICL only.

In light of continued significant increases in D&O insurance premiums in recent years, and in particular in 2019, the Company's requested premiums for its D&O Insurance policy for 2020 exceed the maximum permitted premiums pursuant to the Previous Insurance Framework Transaction.

The Company therefore proposes to approve a new framework transaction to enable it to purchase insurance policies for a two-tier coverage of D&O liability, including a joint primary tier with Israel Corp., for a period of up to three years, starting February 1, 2020, in accordance with the terms detailed below:

The insurance policies will include a two-tier insurance coverage of directors' and officers' liability, as follows (the "New Framework Transaction"):

(i)	The joint tier - the policy will insure the liability of directors and officers of ICL, as may be from time to time and its subsidiaries, as may be from time to time (collectively: the "ICL Group"), including directors and officers whom are controlling shareholders or that the Company's controlling shareholder may have a personal interest in the inclusion thereof in the policies, as may be from time to time, as well as their liability in their service in certain companies in where they were appointed or will be appointed by the ICL Group or in its behalf ("ICL's D&O Coverage Scope"). In addition, the policy will insure the liability of directors and officers of Israel Corp. and its subsidiaries (collectively: "Israel Corp.'s Group"), as may be from time to time, as well as their liability in their service in certain companies in where they were appointed or will be appointed by the Israel Corp.'s Group or in its behalf. The insurance liability limit for the joint tier will be up to US$20 million, per event and per period.

(ii)	The separate tier - the policy will cover ICL's D&O Coverage Scope (as defined above). The insurance liability limit for the separate tier will be up to US$330 million per event and per period (In alliance with the insurance coverage limit pursuant to the Company’s Compensation Policy).

The commuative insurance liability limit for both tiers shall not exceed $350 million.

For avoidance of doubt, the directors and officers of the ICL Group will be beneficiaries in both aforementioned tiers.

According to the Company's D&O Insurance policy, all Financial Losses and/or Investigation Costs arising from Claims (as such terms are defined in the Company's D&O Insurance policy) and for which coverage is provided pursuant to both tiers, will be first paid by the insurers to the directors and officers covered by the policy, and only thereafter to the Company, according to the remaining amount under the limit of liability.

The deductible amounts to be determined in the insurance policies, for the joint tier and the separate tier, shall not exceed the customary rate in the insurance market for transactions of this type and this volume, as of the date of the engagement, and will apply only to the Company.

The liability for the premium payment for the joint tier will be divided by ICL and Israel Corp., in such way that ICL will be liable for 80% and Israel Corp. for 20%, according to the recommendation of the insurance broker. The Company's HR & Compensation Committee and the Board of Directors will be authorized to approve changes, from time to time, to the premium's allocation ratio for the joint tier between the companies, as recommended by the insurers and/or brokers, provided that such changes will not exceed 25% over the entire transaction period. Deviation from these limits shall require shareholders' approval.

The cost of the annual premium shall not exceed a cap of US$10 million for both tiers. Deviation from these limits shall require shareholders’ approval.

The aforementioned decision to approve the Company's engagement in insurance policies, including the split of premium liability between the Company and Israel Corp. in respect of the joint tier, will constitute a "Framework Transaction", as defined in Regulation 1(3) of the Companies Regulations (Easements), which enables the Company to engage in D&O insurance policies for a period of 3 years, starting February 1, 2020, whether by purchasing new insurance policies, extending or renewing existing policies from time to time, from any insurance company in Israel and/or abroad. Each such purchase, extension or renewal will be conditioned upon the approval of the Company's HR & Compensation Committee and Board of Directors, that the terms of such policy comply with the terms of the New Framework Transaction, with the ability to amend certain parameters (such as coverage amount, premiums and split of premiums between ICL and Israel Corp.), as per the above limits and subject to the Company's Compensation Policy.

The Audit Committee1 and Board of Directors approved the New Framework Transaction for a period of three years beginning February 1, 2020, as described hereinabove, for the following considerations:

1.	D&O insurance coverage enables the Company's directors and officers to perform their duties and responsibilities properly and optimally, considering the risks involved in the Company's

1     Note, that as of the date of the aforementioned approval and of the Proxy Statement, the composition ICL's Audit Committee and HR & Compensation Committee is identical. The Framework Transaction was approved in the forum of the Audit Committee due to the allocation of premiums between the Company and Israel Corp.

activities, operations and dual lising, and the personal responsibility imposed by law on officers and directors as such, and therefore is in the best interest of the Company;

2.	Engagement in a liability insurance for directors and officers is customary among public companies in Israel and in the US;

3.	The terms of the New Framework Transaction, as described hereinabove, and mainly the increase in the premium amounts in comparison to the Previous Framework Transaction, were determined in accordance with the D&O insrance current market terms, which, as descirbed above, suffer from significant increases, considering the Company's dual listing in the Tel-Aviv Stock Exchange and the New York Stock Exchange;

4.	The purchase of insurance together with the Israel Corp., the controlling shareholder of the Company, is intended to ensure coordinated and unified insurance treatment in respect of claims in where both companies are involved. The allocation of premiums between ICL and Israel Corp. for the joint tier was determined according to the insurance broker's recommendation and best estimate;

5.	The terms of the New Framework Transaction are reasonable considering the nature of the Company and the scope of its activity, the existing insurance risks, the market terms for D&O insurance, especially for US listed companies, and considering the Company's dual listing, as provided above. In addition, the terms are identical for all covered directors and officers and are within the limits of the Compensation Policy; and

6.	The Audit Committee and the Board of Directors determined that the acquisition of insurance policies is in alignment with the terms of the Framework Transaction detailed above for the Company's directors and officers liability, does not constitute a "distribution", as defined in the Companies Law, and there is no concern that the engagement will prevent the ability of the Company to fulfil its existing and expected obligations, when their due date will arrive.

In light of all the foregoing, the members of the Company's Audit Committee and the Board of Directors concluded that the proposed engagement in insurance policies pursuant to the New Framework Transaction, for a period of three years beginning February 1, 2020, is reasonable and is in the best interest of the Company.

Required Approval

Pursuant to the Israeli Companies Law, the approval of this resolution requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution are voted in favor thereof; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution who voted against it does not exceed 2% of the outstanding voting rights in the Company.

The Israeli Companies Law requires that each shareholder voting on this proposal specifically indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. According to the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or holds 5% of the voting rights or has the right to appoint a director or the CEO, (ii) includes a personal interest of anyone voting by proxy or granting a proxy with respect to the proposal and (iii) excludes an interest arising solely from the ownership of our Ordinary Shares.

A shareholder shall notify the Company prior to the Meeting, whether the shareholder constitutes a controlling shareholder in the Company or has a personal interest in the proposal or not, as a condition for that shareholder's right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Israel Corp., our controlling shareholder may have a personal interest in the approval of the insurance policies, in light of its being a party to the new insurance policies that the Company will engage in under the terms of the Framework Transaction and also because certain directors of the Company and its subsidiaries also serve as officers for Israel Corp. and are beneficiaries of the aforementioned new insurance policies. Accordingly, pursuant to the Israeli Companies Law, the approval of the insurance policies with the controlling shareholders for a period of three years, requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution are voted in favor thereof; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution who voted against it does not exceed 2% of the outstanding voting rights in the Company.

In addition, officers of the Company who are also shareholders therein may have a personal interest in the approval of the insurance policies in light of their being beneficiaries of the insurance coverage.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the New Framework Transaction and the Company's engagement in directors and officers insurance policies pursuant to the New Framework Transaction, for a period of three years starting February 1, 2020, including the allocation of premiums between the Company and Israel Corporation Ltd., all as described in Item 1 of the Proxy Statement, be, and the same hereby are, approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

SHAREHOLDER PROPOSALS

Any shareholder of the Company who intends to present a proposal at the Extraordinary General Meeting of Shareholders must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202 Israel, Attn.: ICL Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Meeting, our Corporate Secretary must receive the written proposal no later than December 31, 2019.

POSITION STATEMENTS

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an item on the agenda of the Meeting to Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202 Israel, Attn.: Corporate Secretary, no later than January 20, 2020. Any position statement received will be filed on a Current Report on Form 6-K to the SEC and the ISA.

UPDATES

If we determine that an update is required for an item on the agenda, we will publish such update by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC and the ISA.

By Order of the Board of Directors, Aya Landman ICL Corporate Secretary

Dated: December 26, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Corporate Secretary

Date: December 26, 2019